                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)





                        INTERNATIONAL META SYSTEMS, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  45986B 10 8
            -------------------------------------------------------
                                 (CUSIP Number)

                      Den Norske Krigsforsikring for Skib
                      Raadhusgaten 25, P.O. Box 1464 Vika
                              N-0161 Oslo, Norway
              Attention:  Ms. Helen F. Malmberg, (47) 22 11 20 20
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 5, 1997
            -------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

Check the following box if a fee is being paid with this statement. []

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                               Page 1 of 7 pages
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                                  SCHEDULE 13D
---------------------                                         -----------------
CUSIP NO. 45986B 10 8                                         PAGE 2 OF 7 PAGES
---------------------                                         -----------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Den Norske Krigsforsikring for Skib
--------------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[  ]
                                                                          (b)[  ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------

  4     SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    [  ]

        N/A
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Norway
--------------------------------------------------------------------------------

                 7    SOLE VOTING POWER

                      2,000,000 shares and $500,000 convertible into shares of
 NUMBER OF            Common Stock at the option of the Reporting Person on the
                      terms and conditions of the Convertible Promissory Note
                      attached as Exhibit 1 hereto.

                 ---------------------------------------------------------------
  SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
    EACH         ---------------------------------------------------------------

 REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON
                      2,000,000 shares and $500,0000 convertible into shares of
                      Common Stock at the option of the Reporting Person on the
                      terms and  conditions of the Convertible Promissory Note
                      attached as Exhibit 1 hereto.
                 ---------------------------------------------------------------
   WITH         10    SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000,000 shares and $500,000 convertible into shares of Common Stock at the option of the Reporting Person on the terms and conditions of the
        Convertible Promissory Note attached as Exhibit 1 hereto.
--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.36% and $500,000 convertible into shares of Common Stock at the option of the Reporting Person on the terms and conditions of the
        Convertible Promissory Note attached as Exhibit 1 hereto.
--------------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON

        IC


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
ITEM 1.  SECURITY AND ISSUER.

     The statement on Schedule 13D relating to the common stock, $0.0001 par value per share, of International Meta Systems, Inc. (the "Company Common Stock"), a Delaware corporation (the "Company"), as previously filed by Paragon Limited Partnership, and as three times previously amended, first, by Paragon Limited Partnership, Den Norske Krigsforsikring for Skib, Investeringsselskapet Amandus AS, A/S Selvaag Invest, Andreas Ugland, Woodbridge Asset Management Limited, J. Arthur Olafsen, Pollex A/S, Martin S. Albert, Filab A/S and Bent Aasnaes (collectively, the "Prior Reporting Persons"), and secondly and thirdly, by Amerscan Partners III, Limited Partnership, is hereby amended and supplemented with respect to the items set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f) This amendment is being filed by Den Norske Krigsforsikring for Skib, a mutual insurance association organized under the laws of Norway ("Den Norske" or the "Reporting Person").

     Den Norske is principally engaged in the business of providing war hull insurance for ships. The address of the principal business and registered office of Den Norske is Raadhusgaten 25, P.O. Box 1464 Vika, N-0161 Oslo, Norway.
     The name, citizenship, business or residence address and present principal occupation or employment of each of Den Norske's officers and directors, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A-1 hereto, which is incorporated herein by reference.
     Den Norske is a limited partner of Paragon Limited Partnership, an exempted limited partnership organized under the laws of the Cayman Islands, British West Indies ("Paragon"). As of February 15, 1996, Paragon beneficially owned 2,000,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares.

     The preceding summary of the interests of the Reporting Person and certain of the Prior Reporting Persons is not intended to be complete and is qualified in its entirety by reference to the full text of Schedule 13D (Amendment No. 1) filed in respect of an event which occurred on March 26, 1996, Schedule 13D (Amendment No. 2) filed in respect of an event which occurred on July 15, 1997, and Schedule 13D (Amendment No. 3) filed in respect of an event which occurred on September 16, 1997, each of which is incorporated herein by reference.

     (d) and (e) During the last five years, the Reporting Person has not and neither, to the best knowledge of the Reporting Person, have any of the individuals named in this Item 2 or in Schedule A-1 hereto been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amounts and sources of funds used in connection with the consideration for the extension of credit to the Company pursuant to the convertible promissory note referred to below consisted of $500,000 contributed by Den Norske from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     Den Norske has extended credit to the Company pursuant to the Convertible Promissory Note dated December 5, 1997, executed and delivered by the Company, payable to Den Norske and convertible into shares of the Company Common Stock, for investment purposes. The Company and Den Norske executed and delivered Amendment No. 1 dated as of December 5, 1997 to such Convertible Promissory Note ("Amendment No. 1" and, as so amended, the "Convertible Note").
     Pursuant to the Convertible Note, Den Norske agreed to loan the Company $500,000 and the Company agreed to repay Den Norske the principal sum of the Convertible Note, together with accrued interest thereon at a rate of 8% per annum, on December 5, 1998. Under the terms of the Convertible Note, Den Norske has the option to convert the unpaid principal amount of the Convertible Note, together with accrued and unpaid interest thereon, into shares of the Company Common Stock at a conversion rate equal to the unpaid principal amount of the Convertible Note, together with accrued and unpaid interest thereon, divided by the lower of: (i) $1.00 per share (subject to adjustments for stock splits, reverse stock splits, stock dividends and/or recapitalizations of the Company Common Stock), and (ii) 75% of the average of the mean between the closing bid and asked price per share of the Company Common Stock for the five trading days preceding the notice date of the exercise of such option. Den Norske may exercise such option at any time prior to on December 5, 1998.
     The preceding summary of certain provisions of the Convertible Note and Amendment No. 1 thereto is not intended to be complete and is qualified in its entirety by reference to the full text of the Convertible Note and Amendment No. 1 thereto, copies of which are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and which are incorporated herein by reference.

     Other than as described above, Den Norske has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
     (a), (b) and (c) As of December 5, 1997, Den Norske beneficially owned 2,000,000 shares of Company Common Stock, and, subject to the terms of the Shareholders Agreement, had the sole power to vote and the sole power to dispose of such shares. Den Norske purchased such shares of Company Common Stock on March 26, 1996. Den Norske further beneficially owned the right to convert the unpaid principal of, and interest on, the Convertible Note, the original principal amount of which is $500,000, into shares of Company Common Stock on the terms and conditions set out in the Convertible Note. Upon any such conversion, as an original party to the Shareholders Agreement, Den Norske will be bound by the terms of such Shareholders Agreement with respect to such shares of Company Common Stock and, subject to the terms of such Shareholders Agreement, will have the sole power to vote and the sole power to dispose of such shares of Company Common Stock. A copy of the Shareholders Agreement was filed as

Exhibit 6 to Schedule 13D (Amendment No. 1) filed in respect of an event which occurred March 26, 1996 and is incorporated herein by reference.

     (d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as provided in the Convertible Note, or as set forth herein, the Reporting Person has not, nor, to the best of the Reporting Person's knowledge, have any of the individuals named in Schedule A-1 hereto, had any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Conformed copy of a Convertible Promissory Note dated December 5, 1997, executed and delivered by the Company and payable to Den Norske.

     Conformed copy of an Amendment No. 1 dated as of December 5, 1997, between the Company and Den Norske.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment to the statement on Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.

     Dated:  December 12, 1997


                                       DEN NORSKE KRIGSFORSIKRING FOR SKIB


                                       By /s/ Ole Henrik Eide
                                          ________________________
                                          Name: Ole Henrik Eide
                                          Title: Managing Director

                                       By /s/ Tor Christiansen
                                          ________________________
                                          Name: Tor Christiansen
                                          Title: Account Manager





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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
1.       Conformed copy of a Convertible Promissory Note dated December 5,
         1997, executed and delivered by International Meta Systems, Inc. and payable to Den Norske Krigsforsikring for Skib

2.       Conformed copy of Amendment No. 1 dated as of December 5, 1997, between
         International Meta Systems, Inc. and Den Norske Krigsforsikring for
         Skib




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